FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of October 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Signatures

Unaudited Interim Balance Sheet

Unaudited Interim Statements of Loss

Unaudited Interim Statements of Comprehensive Loss

Unaudited Interim Statements of Changes in Shareholders’ Equity

Unaudited Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

Management’s Discussion and Analysis

CEO Certification

CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: October 11, 2012

VIRGINIA MINES INC. Unaudited Interim Balance Sheet

(expressed in Canadian dollars)

	As at	As at
	August 31,	February 29,
	2012	2012
Assets

Current assets
Cash	$3,455,967	$10,364,713
Short-term investments	38,789,696	39,463,527
Tax credits for mining exploration and commodity taxes receivable	2,109,147	2,839,035
Other amounts receivable	19,686	391,787
Prepaid expenses	373,733	138,021
	44,748,229	53,197,083

Deferred tax assets	1,138,120	976,384
Property, plant and equipment	208,676	167,888
Mining properties (note 4)	56,241,535	47,960,344

	$102,336,560	$102,301,699
Liabilities

Current liabilities
Bank overdraft	$705,288	$-
Accounts payable and accrued liabilities (note 5)	3,506,089	8,386,512

	4,211,377	8,386,512

Deferred tax liabilities	4,024,256	2,116,449

Deferred royalties (note 6)	4,230,930	3,629,680

Shareholders' Equity

Share capital (note 7)	126,678,285	124,688,911
Warrants (note 9)	5,871	14,358
Stock options (note 8)	7,229,443	6,625,705
Contributed surplus	449,684	385,549
Deficit	(45,529,544)	(45,136,428)
Accumulated other comprehensive income	1,036,258	1,590,963

	89,869,997	88,169,058

	$102,336,560	$102,301,699
Commitments (note 15)

Subsequent event (note 16)

The accompanying notes are an integral part of these condensed interim financial statements.

(signed) André Gaumond	, Director	(signed) André Lemire	, Director

VIRGINIA MINES INC. Unaudited Interim Statements of Loss

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2012	2011	2012	2011

Expenses
Salaries	$228,439	$186,865	$520,551	$408,758
Professional and maintenance fees	75,710	80,309	147,611	174,377
General administrative expenses (note 11)	88,082	177,057	346,807	395,857
Stock-based compensation	828,708	712,550	828,708	712,550
Depreciation of property, plant and equipment	17,664	12,413	33,588	24,616
General exploration costs (note 12)	256,795	301,013	561,541	401,021
Grants, credit on duties refundable for loss and
refundable tax credit for resources	-	(21,025)	-	(47,260)
Cost of mining properties abandoned or written off	202,362	106,733	277,007	489,251
	$1,697,760	$1,555,915	$2,715,813	$2,559,170

Other income (expenses)
Dividends	$63,658	$63,422	$127,429	$126,843
Interest	242,354	172,301	453,970	405,375
Fees invoiced to partners	120,998	203,528	346,251	234,719
Loss on sale of mining properties	-	-	(5,722)	-
Gain on sale of available-for-sale investments	15,621	58,300	140,950	116,649
Loss on investments designated as held for trading	(4,854)	(32,664)	(10,287)	(60,323)
	$437,777	$464,887	$1,052,591	$823,263

Loss before income taxes	(1,259,983)	(1,091,028)	(1,663,222)	(1,735,907)
Deferred tax recovery	592,166	170,442	1,270,106	1,086,521
Net loss	$(667,817)	$(920,586)	$(393,116)	$(649,386)

Per share (note 10)

Basic and diluted net loss	$(0.021)	$(0.030)	$(0.012)	$(0.021)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Interim Statements of Comprehensive Loss

(expressed in Canadian dollars)

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2012	2011	2012	2011

Net loss	$(667,817)	$(920,586)	$(393,116)	$(649,386)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments,
net of related income taxes of $18,004 and recovery of
$67,244 (recovery of $53,660 and $60,339 in 2011)	115,855	(345,302)	(432,713)	(388,279)
Reclassification of gains on available-for-sale investments
realized upon sale, net of related income taxes of
$2,101 and $18,958 ($7,841 and $15,689 in 2011)	(13,520)	(50,459)	(121,992)	(100,960)

	102,335	(395,761)	(554,705)	(489,239)

Comprehensive loss	$(565,482)	$(1,316,347)	$(947,821)	$(1,138,625)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Interim Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2012	124,688,911	14,358	6,625,705	385,549	(45,136,428)	1,590,963	88,169,058

Net loss	-	-	-	-	(393,116)	-	(393,116)

Unrealized loss on available-for-sale investments, net of related income taxes	-	-	-	-	-	(432,713)	(432,713)

Reclassification of gains on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	(121,992)	(121,992)
Comprehensive loss for the period	-	-	-	-	(393,116)	(554,705)	(947,821)

Stock-based compensation	-	-	828,708	-	-	-	828,708

Stock options exercised	458,392	-	(169,322)	-	-	-	289,070

Stock options cancelled	-	-	(55,648)	55,648	-	-	-

Warrants expired	-	(8,487)	-	8,487	-	-	-

Issuance of shares for cash consideration	1,729,000	-	-	-	-	-	1,729,000

Share issue expenses	(198,018)	-	-	-	-	-	(198,018)
Balance as at August 31, 2012	126,678,285	5,871	7,229,443	449,684	(45,529,684)	1,036,258	89,869,997

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$

Balance as at March 1, 2011	115,809,533	40,282	5,858,029	381,317	(43,483,991)	1,731,124	80,336,294

Net loss	-	-	-	-	(649,386)	-	(649,386)

Unrealized loss on available-for-sale investments, net of related income taxes	-	-	-	-	-	(388,279)	(388,279)

Reclassification of gains on available-for-sale investments realized upon sale, net of related income taxes	-	-	-	-	-	(100,960)	(100,960)
Comprehensive loss for the period	-	-	-	-	(649,386)	(489,239)	(1,138,625)

Stock-based compensation	-	-	712,550	-	-	-	712,550

Stock options exercised	754,817	-	(289,175)	-	-	-	465,642

Warrants granted	-	8,488	-	-	-	-	8,488

Warrants exercised	211,309	(36,051)	-	-	-	-	175,258

Acquisition of mining properties	1,201,670	-	-	-	-	-	1,201,670

Issuance of shares for cash consideration	1,810,717	-	-	-	-	-	1,810,717

Share issue expenses	(252,625)	-	-	-	-	-	(252,625)

Balance as at August 31, 2011	119,535,521	12,719	6,281,404	381,317	(44,133,377)	1,241,885	83,319,469

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Interim Statements of Cash Flows

(expressed in Canadian dollars)
	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2012	2011	2012	2011
Cash flows from (used in) operating activities
Net loss for the period	$(667,817)	$(920,586)	$(393,116)	$(649,386)

Adjustments for :
Deferred tax recovery	(592,166)	(170,442)	(1,270,106)	(1,086,521)
Loss on investments designated as held for trading	4,854	32,664	10,287	60,323
Gain on sale of available-for-sale investments	(15,621)	(58,300)	(140,950)	(116,649)
Loss on sale of mining property	-	-	5,722	-
Cost of mining properties abandoned or written off	202,362	106,733	277,007	489,251
Depreciation of property, plant and equipment	17,664	12,413	33,588	24,616
Stock-based compensation	828,708	712,550	828,708	712,550
	(222,016)	(284,968)	(648,860)	(565,816)
Variation in deferred royalties	305,200	288,920	601,250	577,560

Changes in items of working capital
Tax credits for mining exploration and commodity
taxes receivable	(213,755)	203,601	(456,348)	30,862
Other amounts receivable	(64,847)	87,783	356,919	(182,693)
Prepaid expenses	157	(126,769)	(235,712)	(258,665)
Accounts payable and accrued liabilities	356,289	500,878	(2,236,038)	293,584
	77,844	665,493	(2,571,179)	(116,912)
	161,028	669,445	(2,618,789)	(105,168)
Cash flows from financing activities
Bank overdraft	705,288	-	705,288	-
Issuance of common shares, net of share issue expenses	2,828,878	3,059,843	3,017,752	3,378,156
	3,534,166	3,059,843	3,723,040	3,378,156

Cash flows from (used in) investing activities
Acquisition of short-term investments	(6,972,671)	(5,031,133)	(13,692,819)	(13,129,429)
Disposition of short-term investments	5,900,201	8,493,519	13,871,588	16,387,543
Acquisition of mining properties and capitalized
exploration costs	(4,374,793)	(2,662,528)	(10,105,143)	(7,019,436)
Change in credit on duties refundable for loss and
refundable tax credit related to exploration costs	1,068,489	(21,025)	1,957,753	653,907
Acquisition of property, plant and equipment	(9,528)	(4,882)	(74,376)	(23,979)
Option payments received	30,000	55,000	30,000	55,000
	(4,358,302)	828,951	(8,012,997)	(3,076,394)

Net change in cash	(663,108)	4,558,239	(6,908,746)	196,594
Cash - Beginning of period	4,119,075	7,258,187	10,364,713	11,619,832
Cash - End of period	$3,455,967	$11,816,426	$3,455,967	$11,816,426

Interest received	$113,751	$169,817	$408,676	$374,012
Dividends received	$63,658	$63,422	$127,429	$126,843

Supplemental information (note 13)

The accompanying notes are an integral part of these condensed interim financial statements.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)

General information

Virginia Mines Inc. (the "Company") incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 116 St-Pierre, Suite 200, Quebec City, Quebec, Canada.

Basis of preparation

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting and using the same accounting policies and methods of computation as our most recent annual financial statements. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended February 29, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim financial statements were approved by the Board of Directors for issue on October 11, 2012.

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These condensed interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements for the year ended February 29, 2012.

Estimates and assumptions are continually evaluated and are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)

4	Mining properties

	Reconciliation of mining properties
			Acquisition cost
		Exploration	Mining
		costs	properties	Claims	Total

	Balance as at February 29, 2012	$35,681,128	$8,880,623	$3,398,593	$47,960,344

	Costs incurred	9,063,879	60,000	271,558	9,395,437
	Option payments	(36,455)	(22,031)	(1,514)	(60,000)
	Mining properties abandoned, written off or sold	(267,209)	(597)	(14,923)	(282,729)
	Credit on duties refundable for loss and refundable tax
	credit for resources	(771,517)	-	-	(771,517)

	Balance as at August 31, 2012	$43,669,826	$8,917,995	$3,653,714	$56,241,535

New agreements

On April 5, 2012, Exploration Khalkos Inc. granted the Company the option to acquire a 55% interest in the Murdoch property for a consideration consisting of payments totalling $300,000 and exploration work totalling $4,000,000 to be carried out no later than April 5, 2017 with the firm commitment of spending $1,000,000 on the property within 18 months following the conclusion of the agreement.

On April 12, 2012, the Company entered into agreement with Komet Manufacturers Inc. ("Komet") on the FCI property. As per the agreement, Komet has the option to acquire a 50% interest in the FCI property, in consideration of the issuance of 25,000 shares of Komet and $4,000,000 in exploration work to be carried out over a six-year period.

On June 27, 2012, the Company signed a strategic alliance with KGHM International Ltd. ("KGHM"). Through this alliance, the Company and KGHM will jointly carry out geological reconnaissance, sampling and exploration work on the Bienville project. A total budget of $140,000 will be allocated for the first phase of work.

On July 4, 2012, the Company signed a strategic alliance with Altius Minerals Corporation ("Altius") whereby the Company and Altius will cooperate to explore geological settings favourable for gold and base-metal mineralization on the north coast of Quebec and in Labrador. A total budget of $600,000 will be allocated.

In August 2012, Anglo American Exploration (Canada) Ltd. ("AAEC") reach the $4,000,000 in exploration expenditures in the Baie Payne property. Based on the agreement with the Company, the exploration expenses are now on a 50% - 50% basis between AAEC and the Company.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)

Detail of mining properties

	# Claims	Undivided interest	Balance as at March 1, 2012	Costs incurred	Mining properties abandoned, written off, under option or sold and related tax credits	Balance as at August 31, 2012
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	74,206	22,140	-	96,346
Exploration costs			1,070,858	157,138	(28,131)	1,199,865
			1,145,064	179,278	(28,131)	1,296,211

Ashuanipi	596
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,563,678	-	-	1,563,678
			1,652,627	-	-	1,652,627

Baie Payne	471
Acquisition costs		50	601,549	-	-	601,549
Exploration costs			147,923	250,326	(109,267)	288,982
			749,472	250,326	(109,267)	890,531

Corvet Est	568
Acquisition costs		50	84,953	20,436	-	105,389
Exploration costs			1,548,562	86,584	(28,464)	1,606,682
			1,633,515	107,020	(28,464)	1,712,071

Coulon	661
Acquisition costs		100	4,937,672	11,445	-	4,949,117
Exploration costs			10,339,655	2,619,524	(125,586)	12,833,593
			15,277,327	2,630,969	(125,586)	17,782,710

Éléonore Régional	892
Acquisition costs		100	365,878	56,703	(2,832)	419,749
Exploration costs			1,737,030	403,596	(78,257)	2,062,369
			2,102,908	460,299	(81,089)	2,482,118

Escale	129
Acquisition costs		100	417,152	2,091	-	419,243
Exploration costs			643,453	6,431	-	649,884
			1,060,605	8,522	-	1,069,127

(forward)			23,621,518	3,636,414	(372,537)	26,885,395

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)
	# Claims	Undivided interest	Balance as at March 1, 2012	Costs incurred	Mining properties abandoned, written off, under option or sold and related tax credits	Balance as at August 31, 2012
		%	$	$	$	$

(brought forward)			23,621,518	3,636,414	(372,537)	26,885,395
Lac Gayot	509
Acquisition costs		100	1,919,879	-	(22,152)	1,897,727
Exploration costs			680,158	-	(7,848)	672,310
			2,600,037	-	(30,000)	2,570,037

La Grande Sud	188
Acquisition costs		100	67,248	6,519	-	73,767
Exploration costs			788,833	784,954	(4,180)	1,569,607
			856,081	791,473	(4,180)	1,643,374

Lac Pau	802
Acquisition costs		100	163,422	-	(1,393)	162,029
Exploration costs			3,356,676	-	(28,607)	3,328,069
			3,520,098	-	(30,000)	3,490,098

Nichicun	272
Acquisition costs		100	103,751	(33,718)	-	70,033
Exploration costs			1,266,957	605,212	(17,467)	1,854,702
			1,370,708	571,494	(17,467)	1,924,735

Poste Lemoyne Ext.	605
Acquisition costs		100	1,230,688	16,605	-	1,247,293
Exploration costs			6,215,067	780,062	(43,106)	6,952,023
			7,445,755	796,667	(43,106)	8,199,316

Wabamisk	947
Acquisition costs		100	739,423	31,609	-	771,032
Exploration costs			3,100,217	888,059	-	3,988,276
			3,839,640	919,668	-	4,759,308

Others
Acquisition costs			1,484,446	197,728	(12,688)	1,669,486
Exploration costs			3,222,061	2,481,993	(604,268)	5,099,786
			4,706,507	2,679,721	(616,956)	6,769,272

Total
Acquisition costs			12,279,216	331,558	(39,065)	12,571,709
Exploration costs			35,681,128	9,063,879	(1,075,181)	43,669,826
			47,960,344	9,395,437	(1,114,246)	56,241,535

All mining properties are located in the province of Quebec.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)

5	Accounts payable and accrued liabilities
		As at	As at
		August 31,	February 29,
		2012	2012

	Companies held by Directors	$144	$3,464
	Advances from partners	1,711,355	3,520,592
	Trade	1,794,590	2,976,077
	Premium related to flow-through shares	-	1,886,379
		$3,506,089	$8,386,512

6

Deferred royalties

Advance payments on the royalty held by the Company on the Éléonore deposit, started on April 1, 2009. These payments are made by Les Mines Opinaca, a subsidiary held 100% by Goldcorp Inc. ("Goldcorp"), paid on the basis of US$100,000 per month up to 50 months, unless the mine production was preceded. In such case, the royalties will be paid according to deposit production.

To secure these advance payments, Goldcorp granted the Company a US$5 million immovable hypothec on the Éléonore property.

The Company will recognize into income these advance payments, which are currently classified as deferred royalties, once the Éléonore mine goes into commercial production, on the basis that the production royalties will be paid out of advance payments received by the Company. The production period represents the performance period over which the earnings process will be completed.

If the Éléonore mine is not brought to production, the Company will recognize the non-refundable advance payments into income.

7	Share capital

		Six-Month Period Ended August 31, 2012		Year Ended February 29, 2012
		Number	$	Number	$
	The share capital issued has varied as follows:

	Balance - beginning of period	31,884,740	124,688,911	30,779,692	115,809,533

	Stock options exercised	49,000	458,392	206,000	1,704,956
	Warrants exercised	-	-	26,635	211,309
	Issuance of shares for acquisition of mining properties	-	-	131,330	1,201,670
	Issuance of shares for a cash consideration (a)	190,000	1,729,000	741,083	6,551,890
	Share issue expenses	-	(198,018)	-	(790,447)

	Balance - end of period	32,123,740	126,678,285	31,884,740	124,688,911

(a) Detail of the issuance of flow-through shares:

On June 1, 2012, the Company completed a private placement of 190,000 flow-through common shares at a price of $15.50 per share for gross proceeds of $2,945,000. A premium of $1,216,000 was accounted for in the Company's share capital. Issue expenses of $198,018 related to this placement were incurred.

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)

8	Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date. The stock option price is always higher than the last closing price on the day of grant at the Toronto Stock Exchange.

The following table presents the stock option activity since March 1, 2011, and summarizes information about stock options outstanding and exercisable as at August 31, 2012:

	Six-Month Period Ended August 31, 2012		Year Ended February 29, 2012
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$

Outstanding and exercisable - beginning of period	1,997,000	5.94	1,874,000	5.29
Granted	207,250	9.00	329,000	9.11
Exercised	(49,000)	5.90	(206,000)	5.12
Cancelled	(13,000)	9.09	-	-

Outstanding and exercisable - end of period	2,142,250	6.21	1,997,000	5.94
The following table summarizes information about stock options outstanding and exercisable as at August 31, 2012:

Options outstanding and exercisable
Range of exercise prices	Number	Weighted average remaining contractual life	Weighted average exercise price
		(years)
$3.21 to $4.44	806,000	4.26	$4.05
$5.22 to $7.68	813,000	6.56	$6.52
$9.00 to $9.18	523,250	9.42	$9.07

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:

	Six-Month Period Ended August 31, 2012	Year Ended February 29, 2012
Risk-free interest rate	1.28%	1.82%
Expected volatility	46%	48%
Dividend yield	Nil	Nil
Weighted average expected life	72 months	72 months
Weighted average fair value of options granted	$4.00	$4.31

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)

9	Warrants

	The following table presents the warrant activity since March 1, 2011, and summarizes information about outstanding and exercisable warrants as at August 31, 2012

		Six-Month Period Ended August 31, 2012		Year Ended February 29, 2012
		Number	Weighted average exercise price	Number	Weighted average exercise price

	Outstanding and exercisable - beginning of period	24,857	$10.24	38,635	$ 7.33
	Granted	-	-	24,857	10.24
	Exercised	-	-	(26,635)	6.58
	Expired	(12,857)	10.00	(12,000)	9.00

	Outstanding and exercisable - end of period	12,000	$10.50	24,857	$10.24

	The weighted average remaining contractual life for the 12,000 warrants is 0.9 months.

	The fair value of warrants granted has been estimated using the Black & Scholes model with the following assumptions:

Year Ended
February 29, 2012

Risk-free interest rate	1.22%
Expected volatility	32.4%
Dividend yield	Nil
Weighted average expected life	12 months
Weighted average fair value of warrants granted	$0.578

10	Earnings per share

For the three-month and six-month periods ended August 31, 2012 and 2011, there was no difference between the basic and diluted loss per share since the stock options and warrants were anti-dilutive. Accordingly, the diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2012	2011	2012	2011
Basic weighted average number of shares outstanding	32,117,751	31,148,451	32,012,550	31,011,874
Stock options	687,348	719,935	701,593	749,775

Diluted weighted average number of shares outstanding	32,805,099	31,868,386	32,714,143	31,761,649

Items excluded from the calculation of diluted
earnings per share because the exercise price was greater
than the average quoted value of the common shares
Warrants	12,000	24,857	12,000	24,857
Stock options	154,250	159,250	154,250	159,250

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)

11	General administrative expenses
		Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
		2012	2011	2012	2011

	Office rental	$32,609	$29,343	$64,078	$58,324
	Administrative and professional services	(5,542)	25,187	(11,243)	54,097
	Advertising and exhibitions	7,304	13,754	44,773	41,365
	Travel expenses	10,079	24,099	44,049	50,789
	Donations and sponsorships	2,160	31,075	27,210	46,125
	Training and tuition	2,830	1,543	7,500	16,619
	Insurance	11,674	9,949	23,359	25,739
	Interest on notices of assessment (note 12a)	947	-	43,537	-
	Office expenses and other	26,021	42,107	103,544	102,799
		$88,082	$177,057	$346,807	$395,857

12	General exploration costs
		Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
		2012	2011	2012	2011

	Salaries and fees	$128,692	$115,235	$203,633	$202,945
	Transport	78,984	120,324	80,855	121,823
	Field expenditures	46,594	39,837	56,269	46,915
	Other (a)	2,525	25,617	220,784	29,338
		$256,795	$301,013	$561,541	$401,021

(a)

In the six-month period ended August 31, 2012, the Company received notices of assessment for the years 2008 to 2011. Some amounts of the refundable tax credit for resources for those years were refused by Revenu Québec. The Company filed a notice of objection.

13	Cash flows
	Items not affecting cash
		Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31, 2012
		2012	2011	2012	2011
	Related to investing activities:
	Acquisition of mining properties and exploration costs
	included in accounts payable and accrued liabilities	$1,501,350	$1,050,384	$1,501,350	$1,050,384
	Non-refundable tax credit applied against mining
	properties	-	13,345	-	122,345

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)

14	Financial instruments

	The classification of financial instruments as at August 31, 2012 and as at February 29, 2012 is summarized as follows:

						As at August 31, 2012
						Carrying value	Fair value
		At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	3,455,967	-	3,455,967	3,455,967
	Short-term investments	440,187	38,349,509	-	-	38,789,696	38,789,696
	Other amounts receivable	-	-	19,686	-	19,686	19,686
		440,187	38,349,509	3,475,653	-	42,265,349	42,265,349

	Financial liabilities
	Bank overdraft	-	-	-	705,288	705,288	705,288
	Accounts payable and accrued
	liabilities	-	-	-	3,506,089	3,506,089	3,506,089
		-	-	-	4,211,377	4,211,377	4,211,377

						As at February 29, 2012
						Carrying value	Fair value
		At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
		$	$	$	$	$	$
	Financial assets
	Cash	-	-	10,364,713	-	10,364,713	10,364,713
	Short-term investments	565,873	38,897,654	-	-	39,463,527	39,463,527
	Other amounts receivable	-	-	391,787	-	391,787	391,787
		565,873	38,897,654	10,756,500	-	50,220,027	50,220,027

	Financial liabilities
	Accounts payable and accrued
	liabilities	-	-	-	6,500,133	6,500,133	6,500,133

VIRGINIA MINES INC. Unaudited Notes to Condensed Interim Financial Statements
For the three-month and six-month periods ended August 31, 2012 and 2011

(expressed in Canadian dollars)

15

Other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

The fair value of available-for-sale short-term equity investments is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument.

The fair value of short-term investments at fair value through profit or loss and the fair value of available-for-sale short-term debt investments are valued at bid price using independent pricing services or by dealers prices.

Other information

As at August 31, 2012, gross unrealized losses on available-for-sale securities totalled $326,197 ($215,512 as at February 29, 2012). Of this sum, an amount of $121,411 ($15,788 as at February 29, 2012) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $204,786 ($199,724 as at February 29, 2012) related to common shares is mainly explained by fluctuation of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It assesses that the gross unrealized losses are not significant or prolonged.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month and six-month period ended August 31, 2012 is $205,000 and $394,000 ($149,000 and $308,000 for the three-month and six-month periods ended August 31, 2011).

Commitments

The Company is committed to incurring exploration expenses of $7,945,000 by December 31, 2013 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on February 23, 2012 and June 1, 2012. As at August 31, 2012, the Company has fulfilled its commitment regarding the exploration expenses.

The Company is also committed to incurring exploration expenses of $487,000 by October 5, 2013 on the Murdoch property.

In June 2012, the Company signed a seven-year rental lease offering for its administrative office. The rental lease cost is expected to be $142,500 per year with an annual increase of 2.5%.

16	Subsequent event

On September 27, 2012, the Company acquired from CBay Minerals Inc., jointly with Franco-Nevada Corporation, a 2% NSR royalty on the initial 250,000 ounces produced from the Eastmain Property. The acquisition was made for a total cash consideration of $450,000.

VIRGINIA MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Any statement or reference to dollar amounts herein shall mean lawful money of Canada unless otherwise indicated.

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited condensed interim financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month and six-month periods ended August 31, 2012, and 2011. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 29, 2012, and results of operations, including the section describing the risks and uncertainties.

The information contained herein is dated as of October 11, 2012, date of the approval by the Board of the Management’s Discussion and Analysis and the Financial Statements.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking information and statements, which constitute “forward-looking information” under Canadian securities law and which may be material regarding, among other things, the Company’s beliefs, plans, objectives, estimates, intentions and expectations. Forward-looking information and statements are typically identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “forecast”, “goal”, “intend”, “plan”, “will”, “may”, “should”, “could” and similar expressions. Specific forward-looking information in this document includes, but not limited to, statements with respect to the Company’s future operating and financial results, its exploration activities, its capital expenditure plans and the ability to execute on its future operating, investing and financing strategies.

These forward-looking information and statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Activities Summary

During the three-month period ended August 31, 2012, exploration costs rose to $4,559,000 compared to $2,973,000 for the corresponding period of the preceding year. During the six-month period ended August 31, 2012, exploration costs amounted to $9,408,000 compared to $6,886,000 for the same period of the preceding year.

In the recent quarter, the Company was active mainly on the Nichicun, Anatacau-Wabamisk, Poste Lemoyne Extension, Trieste and Ashuanipi projects. Many short exploration programs were also carried on the other Company’s projects.

NICHICUN PROPERTY

Early in the summer of 2012, the Company carried out an 11-hole drilling program totalling 1,797 metres on its 100%-owned Nichicun property, which is located in the area of Dalmas Lake, 50 kilometres or so to the south of the Trans-Taïga road, in the James Bay region. Drilling focussed in the Portageur and Petit Pas areas where several gold showings were discovered in 2009-2010.

In the Portageur area, the gold showings are traced at surface over a lateral distance of about 600 metres. Mineralization corresponds mainly to disseminated arsenopyrite in sediments (arenites and wackes) more or less altered in quartz, biotite and sericite. Eight drillholes were done to evaluate the depth extension of mineralized zones. In general, the drillholes crosscut very little mineralization comparable to that observed at surface except for hole NC-12-004, which returned two intervals anomalous in gold that yielded 0.89 g/t Au over 0.5 metres and 0.21 g/t Au over 4 metres. However, most of the drillholes testing this area intercepted various alteration zones in the basalts, andesites and sediments. In the Petit Pas secteur, drilling returned a few metric intersections anomalous in gold grading up to 1.51 g/t Au over 3.1 metres, including 3.04 g/t Au over 1 metre. They are associated with highly- ribboned units rich in hornblende-garnet-biotite locally containing traces of pyrrhotite and chalcopyrite.

A campaign of prospecting and mechanical stripping was conducted along with this drilling program. Ten trenches were excavated in the southeastern portion of the grid. One of these trenches testing a gold showing discovered in 2011 and grading 1.43 g/t Au exposed a mineralized zone (1-5% arsenopyrite-pyrite) over a few metres within wackes and arenites in contact with basalts. This mineralized zone returned values of 1.99 g/t Au over 2 metres including 3.26 g/t Au over 1 metre and 1.02 g/t Au over 4.2 metres including 2.32 g/t Au over 0.9 metres. This new showing named Elvis is similar to the Portageur zone, which is located two kilometres or so to the northwest.

Fieldwork is now over and the Company will, in this coming fall, compile all results and plan the next phase of work.

During the recent quarter, the Company spent $742,000 on the Nichicun property.

ANATACAU-WABAMISK PROPERTY

Surface exploration focusing on prospecting, mechanical stripping and geological mapping was carried out in the summer of 2012 on the Anatacau-Wabamisk property, which is located in the area of the Opinaca Reservoir on the Quebec Middle-North territory. The Anatacau-Wabamisk project is located 30 kilometres southwest of the Opinaca Reservoir, about 290 kilometres north of the town of Matagami, province of Quebec. The property consists of 1,154 designated claims covering a surface area of 60,675 hectares split on two adjoining portions: the Anatacau part, with 207 claims constituting the southeastern portion of the property, and the Wabamisk part, with 947 claims constituting the main part of the property. The Company owns a 100% interest in the Wabamisk portion (with the exception of the royalties related to the 69 claims of the former Lac H property) while IAMGOLD Corporation (“IAMGOLD”) owns a 100% interest in the Anatacau portion. As per an agreement entered into in May 2007, the Company has the option of acquiring a 100% interest in the Anatacau portion in consideration of a $25,000 payment (made upon signing of the agreement) and $3 million in exploration work to be carried out before December 31, 2015. Should the Company acquire a 100% interest in the property, IAMGOLD will retain a 2% NSR on this portion of the property. The Company may buy back half (1%) of this royalty for $1.5 million.

The Wabamisk project was initiated in 2005 with the objective of discovering epigenetic gold mineralizations similar to that of the Roberto zone of the Éléonore project located 65 kilometres to the northeast. The Company has since conducted annually on the property several surface exploration programs as well as a few limited diamond drilling campaigns. This work highlighted numerous gold anomalies in till samples and led to the discovery of several outcrop gold showings within a sequence of sedimentary rocks comparable to that hosting the Éléonore gold deposit. The most important one is the Isabelle showing discovered in 2007, which consists of a series of quartz veins and intense silicified zones within a folded sequence of finely bedded wackes and more massive sandstones. Channel sampling and drilling carried out on the Isabelle showing yielded variable results given the free nature of gold in the veins and silicified zones. Best channel results included 316.18 g/t Au over 1 metre, 17.86 (14.98 cut) g/t Au over 3 metres and 11.03 g/t Au over 3 metres while the best drill intersections returned 46.5 (18.26 cut) g/t Au over 4 metres, 5.89 g/t Au over 2 metres and 2.75 g/t Au over 10 metres. Most of the other gold showings discovered to date on the property are small and/or low grade, but their high density and the presence of several gold-in-till anomalies represent a strong auriferous signal that remains largely unexplored.

Prospecting and mechanical stripping conducted in the summer of 2012 in the Wabamisk portion of the property exposed a new, very interesting gold system to the northeast of the Anatacau Lake. This new system characterized mainly by a field of quartz veins with visible gold is in many aspects comparable to the Isabelle showing, located more than 15 kilometres to the southwest in the same sequence of folded sedimentary rocks. So far, visible gold in the quartz veins was identified over a lateral distance of 850 metres within this new system, which remains open towards the east and west. Detailed mapping and channel sampling are currently underway in order to better define the controls of the gold mineralization and its economic potential. The gold system consists of many generations of veins with variable degrees of deformation and put in place within folded metasediments. The centrimetric to metric quartz veins are sometimes accompanied by a plurimetric envelope of intense alteration (silica-feldspar) which gives the rock a cherty aspect. These alteration zones are particularly well developed in the core of the system and are associated with the best gold values so far obtained specially in trenches WB2012TR-011 and WB2012TR-004. In trench WB2012TR-011, a quartz vein and its alteration zone are followed over a lateral distance of over 20 metres according to a northeastern direction. The four channels done throughout the mineralized zone returned values of 9.66 g/t Au over 4 metres, 3.3 g/t Au over 3.5 metres, 1.99 g/t Au over 1 metre and 18.35 g/t Au over 1 metre. The zone remains open laterally in both directions. In trench WB2012TR-004 located immediately north of trench 011, channel results including 3.45 g/t Au over 6.95 metres, 2.47 g/t Au over 6.8 metres and 3.09 g/t Au over 1.3 metres were obtained within folded quartz veins and their altered envelopes. The same network of veins and alteration yielded encouraging results 200 metres to the northeast in trenches WB2012TR-001,002 and 003. The best results were 5.08 g/t Au over 4.2 metres in trench 001, 4.09 g/t Au over 2.2 metres in trench 002 and 11.45 g/t Au over 1 metre in trench 003, but many other channels returned very anomalous to sub-economic values in these three trenches. Just a few hundreds of metres further east, the vein system has once again yielded good results with 5.47 g/t Au over 4 metres in trench WB2012TR-031 and 4.99 g/t Au over 3 metres in trench WB2012TR-015. The strength of the alteration zone and of the vein network declines gradually when moving towards the currently known limits of the vein system.

The Company is quite encouraged by this significant new discovery. The known presence of visible gold over 850 metres laterally, the presence of strong silica-feldspar alterations within the system and the complexity of the deformation are all elements that suggest an important auriferous system. It is also supported by the occurrence of similar gold showings discovered over more than 15 kilometres up to the Isabelle showing in the southwestern portions of the property. Mechanical stripping, structural mapping and channel sampling will continue throughout fall to better define the dimensions and controls of the new mineralized system. A first diamond drilling campaign could be initiated by the winter of 2013 with the objective of testing this system in the third dimension.

During the recent quarter, the Company spent $733,000 on the Anatacau-Wabamisk property.

POSTE LEMOYNE EXTENSION PROPERTY

Early in the summer of 2012, the Company completed on its Poste Lemoyne Extension property an eight-hole drilling program totalling 1,155 metres. The property is held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may at any time buy back half of this NSR (0.5%) for $500,000. The property is host to the Orfée zone, which contains resources totalling 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (NI 43-101 – press release of April 8, 2003).

Drilling tested mainly the Charlie showing as well a few molybdenum showings on islands of the LG-3 Reservoir. The Charlie showing, discovered in the summer of 2011, consists of a network of quartz veins and veinlets with traces of sulphides within a pyroxenitic instusive. Despite the low sulphide content observed in these veins, the Charlie showing returned encouraging channel results including 3.68 g/t Au over 5 metres, 3.59 g/t Au over 4 metres and 14.55 g/t Au over 1 metre. The six holes drilled on the showing and its surrounding unfortunately did not intercept the same vein and veinlet system. As a result, no comparable gold intersections were obtained. The best drill value was 2.95 g/t Au over 1 metre. The two drillholes done on the islands of the reservoir did not crosscut significant mineralization.

The Company also conducted, in the summer of 2012, work for about three weeks that included prospecting and mapping. Work led once again to the discovery of twenty or so new interesting gold showings concentrated in the area around and to the east of the Charlie showing. These showings consist mainly of centimetric to metric quartz veins within various host rocks including basalts, diorites, granodiorites, gabbros, pyroxenites and wackes. Samples collected to characterize these showings returned, in general, gold values varying from 0.5 g/t Au and 7.8 g/t Au, with a few higher results including 47.04 g/t Au, 93.7 g/t Au and 119.2 g/t Au. In the latter case, numerous gold grains were observed in the vein. Most of these new showings are located along northeastern or southeastern-trending, major structures. Mapping and a more detailed sampling will be done on these showings in the next quarter. These new discoveries prove, once again, the high potential of the Poste Lemoyne Extension vast property, which brings each year its share of interesting results.

During the recent quarter, the Company spent $443,000 on the Poste Lemoyne Extension property.

TRIESTE PROPERTY

In the recent quarter, the Company carried out prospecting, mechanical stripping and till sampling on its 100%-owned Trieste property, which is located 115 kilometres southeast of the LG-4 Airport, James Bay. Prospecting focused on the under-explored or unexplored areas of the property. In total, 124 outcrops and 45 erratic blocs were identified while prospecting. To-date assay results did not report any significant gold values. Mechanical stripping targeted mainly IP anomalies and some gold showings on the southern grid of the property as well as some historical gold and zinc showings on the northern grid.

Unfortunately, stripping was not too successful. Indeed, due to very thick overburden, the bedrock could not be reached in many locations. As a result, most of anomalies remain unexplained. As for to-date results, only the trenches of the northern grid returned anomalous gold values. Trench TR-2012-TR-001 done on an old gold showing (3.17 g/t Au) returned 0.51 g/t Au over 4 metres including 1.55 g/t Au over 1 metre. These values are found in basalt altered with garnet, quartz, amphibole, tourmaline and chlorite, and up to 5% sulphides (disseminated pyrite and arsenopyrite). Trenches mapped on the southern grid are all recognized as paragneisses locally altered, which are sometimes conductive and weakly mineralized. Numerous assays are yet to come and the Company awaits the compilation of all results before planning future work on the project.

In the recent quarter, the Company spent $735,000 on the Trieste project.

ASHUANIPI PROPERTY

A work program including prospecting, geological mapping and mechanical stripping was carried out early in the summer of 2012 on the Ashuanipi project, which is located in the James Bay region, province of Quebec, more precisely in the southern part of the Caniapiscau Reservoir, about 180 kilometres northwest of the Fermont mining town. The property consists of 596 claims covering a surface area of 30,371.12 hectares. As per an agreement entered into in fiscal 2012, the Company transferred to Anglo American Exploration (Canada) Ltd. (“AAEC”) a 50% interest in the 596 claims constituting the property. To maintain its 50% interest, AAEC must fund an aggregate of $5 million in exploration expenditures over a five-year period. AAEC may, at its sole discretion, accelerate such funding. The Company is the operator of the project.

Prospecting and geological mapping covered the grid lines cut in the winter of 2012 as well as the new claims acquired in the same period. Mechanical stripping tested several unexplained IP anomalies on the cut grid. Prospecting failed at discovering mineralized showings on the new claims because of thick overburden in this area. Mechanical stripping and mapping on the grid explained certain IP anomalies by the presence of disseminated sulphides (pyrite and chalcopyrite) in dioritic to granodioritic rocks. Assay results have been disappointing in general. Most of the IP anomalies in the southern portion of the grid remain unexplained once again because of thick overburden. The Company and its partner await the compilation of all results before deciding on future work.

In the recent quarter, AAEC spent $683,000 on the Ashuanipi property.

NEW AGREEMENTS

The Company signed two partnership agreements during the recent quarter. On June 27, 2012, it announced a strategic alliance (Bienville Strategic Alliance) with KGHM International Ltd. (“KGHM”) (formerly Quadra FNX Mining Ltd.). Both companies will jointly carry out geological reconnaissance, sampling and exploration work on a territory covering a surface area of more than 24,510 square kilometers in northern Quebec. Work will be conducted on a 50-50 basis and the Company will be the operator. A budget of $140,000 has been allocated for the first phase of work.

On July 4, 2012, the Company announced the conclusion of another strategic alliance this time with Altius Minerals Corporation. Both companies will cooperate to explore geological settings favourable for gold and base-metal mineralization on the north coast of Quebec and in Labrador. A budget of about $600,000 has been allocated for the 2012 campaign.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended		Six-Month Periods Ended
	August 31, 2012 $	August 31, 2011 $	August 31, 2012 $	August 31, 2011 $
Expenses	1,698,000	1,556,000	2,716,000	2,559,000
Other income	438,000	465,000	1,053,000	823,000
Net loss	(668,000)	(921,000)	(393,000)	(649,000)
Basic and diluted net loss per share	(0.021)	(0.030)	(0.012)	(0.021)

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2012 AND 2011

Expenses

For the three-month and six-month periods ended August 31, 2012, expenses totalled $1,698,000 and $2,716,000, respectively, representing increases of $142,000 and $157,000 compared to the corresponding periods of last year. Variations are detailed below.

For the three-month and six-month periods ended August 31, 2012, salaries totalled $228,000 and $521,000, respectively, representing increases of $41,000 and $112,000 compared to the corresponding periods of last year. These variations are due mainly to the addition of employees that previously acted as service providers to the Company, to an increase in annual salaries paid to the employees of the Company and to the hiring of an employee in charge of sustainable development.

For the current period, professional and maintenance fees totalled $76,000, a decrease of $4,000 compared to the corresponding period of last year, and for the six-month period ended August 31, 2012, they totalled $148,000, a decrease of $26,000 compared to the corresponding period of the previous year. These decreases result mainly from costs related to IFRS consultation within the context of the 2011 transition to IFRS and other consultation services.

General administrative expenses totalled $88,000 for the current period compared to $177,000 for the same period of the preceding year, a decrease of $89,000 that results mainly from the transfer of former service providers to the payroll of the Company and from a decrease in donations, sponsorships, and travel expenses. For the six-month period ended August 31, 2012, expenses amounted to $347,000 compared to $396,000 for the corresponding period of the preceding year, a decrease of $49,000 that also results from the transfer of former service providers to the payroll of the Company and from a decrease in donations and sponsorships expenses offset by an interest expense related to a notice of assessment from Revenu Québec for the years 2008 to 2011.

Stock-based compensation totalled $829,000 for the three-month and six-month periods ended August 31, 2012, compared to $713,000 for the corresponding periods of the preceding year. The Company granted more stock options this year compared to last year.

General exploration costs decreased by $44,000 for the three-month period ended August 31, 2012, compared to the same period of last year. The Company assigned a lower budget to prospecting of new exploration targets on the James Bay territory. For the six-month period ended August 31, 2012, expenses amounted to $562,000 compared to $401,000 for the corresponding period of the preceding year. The increase results mainly from refundable tax credit for resources denied by Revenu Québec for the years 2008 to 2011.

For the three-month and six-month periods ended August 31, 2012, write-offs of properties totalled $202,000 and $277,000, respectively. In the current period, the Company proceeded with a write-off of $37,000 on the Sakami property and a partial write-off of $124,000 on the Generation Grenville property. In the three-month and six-month periods of the preceding year, write-offs totalled $107,000 and $489,000, respectively. The most significant write-off of last year was done on the Wabamisk property ($267,000).

Other Income

For the three-month period ended August 31, 2012, other income totalled $438,000 compared to $465,000 for the corresponding period of the preceding year, a decrease of $27,000. For the six-month period ended August 31, 2012, other income totalled $1,053,000 compared to $823,000 for the same period of the preceding year, an increase of $230,000. Variations are detailed below.

For the current period, dividends and interest totalled $306,000, an increase of $70,000 compared to the same period of the preceding year. For the six-month period ended August 31, 2012, dividends and interest totalled $581,000, an increase of $49,000 compared to the same period of the preceding year. The increases are mainly due to the Company’s higher level in bonds held by the Company as well as to an increase in interest rates on these bonds.

Fees invoiced to partners during the current quarter totalled $121,000, a decrease of $83,000 from the corresponding period of the preceding year. During the current quarter, the Company received fees mainly from AAEC (Ashuanipi) and IAMGOLD (Lac Pau). Last year, significant partnership exploration work was done with AAEC on the Baie Payne project. For the six-month period ended August 31, 2012, fees invoiced to partners totalled $346,000 compared to $235,000 for the same period of last year. The increase is due mainly to important exploration work carried out with KHGM (Lac Gayot) during the first quarter of the current year.

During the current period, the Company recognized a gain of $16,000 on sale of available-for-sale investments compared to $58,000 for the preceding comparative period. For the six-month period ended August 31, 2012, the Company recognized a gain of $141,000 compared to $117,000 for the same period of the preceding year. These variations result mainly from the sales of bonds and shares that occurred during the current year.

For the three-month period ended August 31, 2012, the Company recognized a loss on investments designated as held for trading of $5,000 compared to $33,000 for the same period of the preceding year. For the six-month period ended August 31, 2012, a loss of $10,000 was accounted for compared to $60,000 for the same period of the preceding year. Losses are due to the fair value revaluation of the Company’s convertible debentures.

Deferred Tax Recovery

For the three-month period ended August 31, 2012, the Company recognized a $592,000 deferred tax recovery compared to $170,000 for the same quarter of the preceding year. For the six-month period ended August 31, 2012, the Company recognized a $1,270,000 deferred tax recovery compared to $1,087,000 for the same quarter of the preceding year. The variations are due mainly to an increase of the favorable tax impact on flow-through shares, offset by an increase in deferred tax liabilities and by a decrease in deferred tax assets.

Net Loss

In light of the above, the Company posted a net loss of $668,000 for the three-month period ended August 31, 2012, compared to $921,000 for the same period of the preceding year.

For the six-month period ended August 31, 2012, the Company posted a net loss of $393,000 compared to $649,000 for the corresponding period of the preceding year.

OTHER INFORMATION

	Balance sheets as at
	August 31,	February 29,
	2012	2012
	$	$
Working capital	40,537,000	44,811,000
Mining properties	56,242,000	47,960,000
Total assets	102,337,000	102,302,000
Shareholders’ equity	89,870,000	88,169,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at August 31, 2012, cash amounted to $3,456,000 compared to $10,365,000 as at February 29, 2012, while the Company’s working capital totalled $40,537,000, representing a decrease of $4,274,000 compared to the working capital recorded as at February 29, 2012. The variation is due mainly to exploration expenses incurred in the current quarter.

From management’s point of view, the working capital as at August 31, 2012, will cover current expenditures and exploration fees in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the current period, cash flows provided from operating activities totalled $161,000 compared to $669,000 for the same period of the preceding year. This variation results mainly from changes in commodity taxes receivable. For the six-month period ended August 31, 2012, cash flows used in operating activities totalled $2,619,000 compared to $105,000 for the same period of the preceding year. This variation results mainly from changes in accounts payable related to advances from partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended August 31, 2012, amounted to $3,534,000 compared to $3,060,000 for the same period of the preceding year.

For the six-month period ended August 31, 2012, cash flows provided from financing activities totalled $3,723,000 compared to $3,378,000 for the same period of the preceding year.

At the end of the current quarter, the Company was in a temporary overdraft position of $705,000 in one of its broker accounts subsequent to the acquisition of bonds.

On June 1, 2012, the Company completed a private placement of 190,000 flow-through common shares at a price of $15.50 per share for gross proceeds of $2,945,000 compared to a private placement of $3,000,000 completed on June 28, 2011.

Investing Activities

For the three-month ended August 31, 2012, cash flows used in investing activities totalled $4,358,000, a decrease of $5,187,000 compared to the same period of the preceding year. For the six-month period ended August 31, 2012, cash flows used in investing activities totalled $8,013,000 compared to $3,076,000 for the same period of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the current quarter, the variation of short-term investments decreased liquidities by $1,073,000 compared to an increase of $3,463,000 for the same period of the preceding year. The variation is attributable to a transfer of short-term investments in cash in last year’s same period.

For the six-month period ended August 31, 2012, the variation of short-term investments increased liquidities by $179,000 compared to $3,258,000 for the same period of the preceding year. The variation is attributable to a greater use of cash to fund the current year’s exploration work.

For the current quarter, the acquisition of mining properties and the capitalization of exploration costs required disbursements of $4,375,000 compared to $2,663,000 for the same period of the preceding year. For the six-month period ended August 31, 2012, disbursements totalled $10,105,000 compared to $7,019,000 for the same period of the preceding year. These increases result mainly from more important exploration work carried out during the current year, particularly on the Coulon property.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, net earnings (net loss) and the net earnings (net loss) per participating share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
08-31-2012	1,698,000	438,000	(668,000)	(0.021)	(0.021)
05-31-2012	1,018,000	615,000	275,000	0.009	0.008
02-29-2012	1,730,000	384,000	(645,000)	(0.021)	(0.021)
11-30-2011	1,210,000	322,000	(357,000)	(0.011)	(0.011)
08-31-2011	1,556,000	465,000	(921,000)	(0.030)	(0.030)
05-31-2011	1,003,000	358,000	271,000	0.009	0.009
02-28-2011	2,313,000	156,000	(987,000)	(0.032)	(0.032)
11-30-2010	782,000	317,000	(258,000)	(0.009)	(0.009)

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

In June 2012, the Company signed a seven-year rental lease offering for its administrative office. The rental lease cost is expected to be $142,500 per year with an annual increase of 2.5%.

The Company is also committed to incurring exploration expenses of $487,000 by October 5, 2013 on the Murdoch property.

There was no other material change in the Company’s contractual obligations during the recent quarter.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENT

On September 27, 2012, the Company acquired from CBay Minerals Inc., jointly with Franco-Nevada Corporation, a 2% NSR royalty on the initial 250,000 ounces produced from the Eastmain Property. The acquisition was made for a total cash consideration of $450,000.

RELATED PARTY TRANSACTIONS

During the three-month period ended August 31, 2012, general and administrative expenses required disbursements of $29,000 compared to $54,000 for the same period of the preceding year. Since the beginning of the current year, disbursements totalled $58,000 compared to $112,000 for the same period of the preceding year. These amounts have been paid to companies owned by a director.

These transactions are conducted in the normal course of operations.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There has been no significant change in the Company accounting policies and estimates since February 29, 2012. Please refer to the appropriate section of the financial statements included in our 2012 Annual Report for a complete description of our accounting policies.

FUTURE ACCOUNTING CHANGES

There has been no change in future accounting changes as described in the Company’s 2012 annual Management’s Discussion and Analysis.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at October 11, 2012, a total of 32,217,990 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at October 11, 2012, a total of 2,042,000 stock options were outstanding. The expiry dates vary from April 6, 2016 to July 13, 2022.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended August 31, 2012, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 29, 2012.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at October 11, 2012. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended August 31, 2012.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning June 1, 2012, and ended August 31, 2012, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

October 11, 2012

/s/ André Gaumond

André Gaumond

President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended August 31, 2012.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning June 1, 2012, and ended August 31, 2012, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

October 11, 2012

/s/ Robin Villeneuve

Robin Villeneuve

Chief Financial Officer